UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1 to Form 6-K)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File No. 001-38145

Auryn Resources Inc.

(Translation of registrant’s name into English)

Suite 600, 1199 West Hastings Street

Vancouver, British Columbia, V6E 3T5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (the “Form 6-K/A”) is furnished by Auryn Resources Inc. (the “Company”) in order to refile Exhibit 99.1 previously filed in image format under the Company’s Form 6-K (SEC File #201164691) filed with the Commission on September 8, 2020 (the “Original Form 6-K”).

SUBMITTED HEREWITH

Exhibits

99.1	Legal Notice of Annual General and Special Shareholders Meeting, together with Management Information Circular(1)

99.2	Letter of Transmittal

99.3	Form of Proxy(2)

(1)	Filed in HTML format to this Form 6-K/A.

(2)	Filed under the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: September 15, 2020

/s/ Elizabeth Senez
Elizabeth Senez
Interim Chief Financial Officer